EXHIBIT 12.1


                           United States Leather, Inc.
               Computation of Ratios of Earning to Fixed Charges & Computation of Deficiency of Earnings Available to Cover Fixed Charges




                                   1997      1996    1995     1994     1993

    Earnings:

       (Loss) Earnings Before
        Taxes                   (140,631) (31,221)    8,539    8,833   6,917
       Interest Expense           19,119   17,159    18,062   17,283  23,111

       One-fourth of Operating
        Lease Rental Expense         141      126       146      222     205
                                 -------   ------    ------   ------  ------
                                (121,371) (13,936)   26,747   26,338  30,028
                                 =======   ======    ======   ======  ======

    Fixed Charges:
       Interest Expense           19,119   17,159    18,062   17,283  23,111

       One-fourth of Operating
        Lease Rental Expense         141      126       146      222     205
                                  ------   ------    ------   ------  ------
                                  19,260   17,285    18,208   17,505  23,111
                                  ======   ======    ======   ======  ======

    Deficiency of Earnings
     Available to Cover Fixed
     Charges (1)                (140,631) (31,221)       --       --      --
                                 =======   ======

    Ratio of Earnings to Fixed
     Charges (1)                    --        --       1.47     1.50    1.30
                                                       ====     ====    ====



   (1) For purposes of these computations, earnings consist of consolidated income (loss) before taxes plus fixed charges (excluding capitalized interest). Fixed charges consist of interest on indebtedness (including amortization of deferred loan costs) plus the portion of operating lease rental expense (deemed to be 25%) representative of the interest factor.